October 22, 2003

via EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:     Division of Corporation Finance

Re:  El Paso Corporation
     Application for Withdrawal of Registration Statement on Form S-3, File Number: 333-105958
     Filing Date: June 9, 2003


      Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), El Paso Corporation (the "Company") hereby requests withdrawal of the Company's Registration Statement on Form S-3 (File Number 333-105958) (the "Registration Statement").

      The Company filed the Registration Statement to register 1,739,264 shares of Company common stock that were issued and contributed to the El Paso Corporation Benefits Protection Trust (the "Trust"). The Registration Statement was filed at the request of the trustee (the "Trustee") of the Trust during a Threatened Change in Control Period (as defined). The Threatened Change in Control Period has ended and the Trustee has agreed that the Registration Statement may be withdrawn.

      No  securities have been sold pursuant to the  Registration
Statement.   The  Registration Statement has  not  been  declared
effective by the Securities and Exchange Commission.

      Please provide me with a facsimile copy (fax number (713) 420-4099) of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Please contact me at (713) 420-6195 or Laura McBurnett of Locke Liddell & Sapp LLP at (713) 226-1316 if you have any questions or comments.


                              Sincerely,

                              /s/ David L. Siddall
                          --------------------------
                              David L. Siddall
                               Vice President
                        Chief Governance Officer and
                            Corporate Secretary


cc:  Laura McBurnett (via facsimile)
     Locke Liddell & Sapp LLP